Exhibit (a)(5)(K)

Contacts:

Investors	Media

Traci McCarty	Debra Charlesworth
BioMarin Pharmaceutical Inc.	BioMarin Pharmaceutical Inc.
(415) 455-7558	(415) 455-7451

For Immediate Release:

BioMarin Announces Final Results of Tender Offer for Prosensa’s Shares

and Completion of Subsequent Offering Period

SAN RAFAEL, Calif., January 30, 2015 — BioMarin Pharmaceutical Inc. (NASDAQ: BMRN) announced today the final results of, and the completion of the subsequent offering period relating to, the previously announced tender offer by its subsidiaries, BioMarin Falcons B.V. and BioMarin Giants B.V. (together, “Purchaser”), to acquire all of the outstanding ordinary shares of Prosensa Holding N.V. (NASDAQ: RNA) at a purchase price of $17.75 per share, net to the seller in cash (the “Cash Consideration”), plus one non-transferrable contingent value right to receive cash payments of up to $4.14 per share in the aggregate upon the achievement of certain product approval milestones (“CVR”), in each case, without interest thereon and less any applicable withholding taxes.

The subsequent offering period related to the tender offer expired at 6:00 p.m., New York City time, yesterday. Based on information provided by the depositary for the offer, a total of 34,970,514 shares, representing approximately 96.76% of the aggregate number of shares outstanding, had been accepted for payment and paid for (including shares accepted for payment and paid for in the initial offering period relating to the offer) as of the expiration of the subsequent offering period. Purchaser immediately accepted for payment and has promptly paid for or will promptly pay for any shares that were tendered during the subsequent offering period for the same form and amount of offer consideration as in the initial offering period relating to the offer.

Now that the offer has closed, BioMarin and Purchaser intend to complete a corporate reorganization of Prosensa and its subsidiaries through a sale of all of Prosensa’s assets to, and assumption of all of Prosensa’s liabilities by, BioMarin Falcons (the “Asset Sale”), followed by the dissolution and liquidation of Prosensa. The Asset Sale and subsequent dissolution and liquidation of Prosensa is a process available to Purchaser under Dutch law to ensure that Purchaser becomes the owner of all of Prosensa’s business operations. In conjunction with the Asset Sale, Prosensa will issue an advanced liquidation distribution to its remaining shareholders with each remaining shareholder receiving a cash payment equal to the Cash Consideration per share as well as one CVR per share, without interest thereon and less any applicable withholding taxes. If a shareholder of Prosensa holds its shares of Prosensa through the Depositary Trust Company, it is anticipated that the shareholder will receive its advanced liquidation distribution through the Depositary Trust Company. Following the Asset Sale and advanced liquidation distribution, Prosensa is not expected to have any assets and no further distributions are expected to be made.

About BioMarin

BioMarin develops and commercializes innovative biopharmaceuticals for serious diseases and medical conditions. The company’s product portfolio comprises five approved products and multiple clinical and pre-clinical product candidates. Approved products include VIMIZIM® (elosulfase alfa) for MPS IVA, a product wholly developed and commercialized by BioMarin; Naglazyme® (galsulfase) for MPS VI, a product wholly developed and commercialized by BioMarin; Aldurazyme® (laronidase) for MPS I, a product which BioMarin developed through a 50/50 joint venture with Genzyme Corporation; KUVAN® (sapropterin dihydrochloride) Powder for Oral Solution and Tablets, for phenylketonuria (PKU), developed in partnership with Merck Serono, a division of Merck KGaA of Darmstadt, Germany and Firdapse® (amifampridine), which has been approved by the European Commission for the treatment of Lambert Eaton Myasthenic Syndrome (LEMS). Product candidates include pegvaliase (PEGylated recombinant phenylalanine ammonia lyase, formerly referred to as BMN 165 or PEG PAL), which is currently in Phase 3 clinical development for the treatment of PKU, talazoparib (formerly referred to as BMN 673), a poly ADP-ribose polymerase (PARP) inhibitor, which is currently in Phase 3 clinical development for the treatment of germline BRCA breast cancer, reveglucosidase alfa (formerly referred to as BMN 701), a novel fusion protein of insulin-like growth factor 2 and acid alpha glucosidase (IGF2-GAA), which is currently in Phase 3 clinical development for the treatment of Pompe disease, BMN 111, a modified C-natriuretic peptide, which is currently in Phase 2 clinical development for the treatment of achondroplasia, cerliponase alfa (formerly referred to as BMN 190), a recombinant human tripeptidyl peptidase-1 (rhTPP1) for the treatment of CLN2 disorder, a form of Batten disease, which is currently in Phase 1, BMN 270, an AAV-factor VIII vector, for the treatment of hemophilia A and BMN 250, a novel fusion of alpha-N-acetyglucosaminidase (NAGLU) with a peptide derived from insulin-like growth factor 2 (IGF2), for the treatment of MPS IIIB. For additional information, please visit www.BMRN.com. Information on BioMarin’s website is not incorporated by reference into this press release.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate”, “believe”, “estimate”, “expect”, “forecast”, “intend”, “may”, “plan”, “project”, “predict”, “should” and “‘will” and similar expressions as they relate to BioMarin are intended to identify such forward-looking statements. Actual events or results may differ materially from those described in this document due to a number of risks and uncertainties. These potential risks and uncertainties include, among others, the risk that we determine that the Asset Sale is not reasonably practicable, in which case another method could be used, the risks detailed in BioMarin’s SEC filings, including those discussed in BioMarin’s Annual Report on Form 10-K for the year ended December 31, 2013 and in any subsequent periodic reports on Form 10-Q and Form 8-K, each of which is on file with the SEC and available at the SEC’s website at www.sec.gov. BioMarin is not obligated to update these forward-looking statements to reflect events or circumstances after the date of this document. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

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